UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2024

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Sycamore House

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2BP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No.  333-259444) and Form S-8 (File Nos. 333-242129, 333-242133, 333-259852 and 333-265634) of Freeline Therapeutics Holdings plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

COURT MEETING OF SHAREHOLDERS AND GENERAL MEETING OF SHAREHOLDERS

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K dated November 22, 2023 by Freeline Therapeutics Holdings plc (the “Company” or “Freeline”), on November 22, 2023, the Company entered into an Implementation Agreement (the “Implementation Agreement”) with Bidco 1354 Limited, a wholly owned subsidiary of Syncona Portfolio Limited (collectively referred to as “Syncona”). Pursuant to the terms of the Implementation Agreement, Syncona has agreed to acquire the entire issued and to be issued share capital of the Company (the “Company Shares”) for $6.50 in cash per American Depositary Share (“ADS”), excluding any treasury shares, any Company Shares held by Bidco or its affiliates, and certain pre-initial public offering equity awards forfeited upon the termination of the holder’s employment (collectively, the “Excluded Shares”). Under the terms of the Implementation Agreement, the proposed acquisition (the “Acquisition”) would be implemented by means of a scheme of arrangement to be undertaken by the Company pursuant to Part 26 of the UK Companies Act 2006 (a “Scheme”).

On December 8, 2023, the Company, together with Syncona and other entities and persons specified therein (the “Filing Persons”), filed a Transaction Statement on Schedule 13E-3 relating to the Acquisition (the “Transaction Statement”). On January 17, 2024, the Filing Persons filed an amendment to the Transaction Statement that, among other things, announced the publication of a scheme circular setting out further information relating to the Scheme (the “Scheme Circular”). The Scheme Circular includes a notice convening a meeting of the shareholders of the Company, as permitted pursuant to an order of the High Court of Justice of England and Wales, at which holders of Company Shares that are not Excluded Shares will be asked to approve the Scheme (the “Court Meeting”) and a notice convening a general meeting of the shareholders of the Company to approve certain other matters in connection with the Scheme (the “General Meeting”). The Court Meeting and the General Meeting will each be held at the offices of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 22 Bishopsgate, London, EC2N 4BQ, United Kingdom, on February 12, 2024 at 2:30 p.m. (GMT) and 2:45 p.m. (GMT) (or as soon thereafter as the Court Meeting has been concluded or adjourned), respectively. A copy of the Scheme Circular is furnished herewith as Exhibit 99.1 to this Report.

A copy of the form of proxy card for the Court Meeting, form of proxy card for the General Meeting, form of voting instruction card for holders of ADSs and form of the ADS depositary’s notice to holders of ADSs of the Court Meeting and General Meeting, are furnished herewith as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, to this Report.

FURTHER INFORMATION

This Report is being made in respect of the proposed Acquisition. This communication is not a substitute for the Transaction Statement, Scheme Circular, or any other document that may be filed or furnished by the Company with the SEC. The Acquisition will be made solely by the Scheme Circular, which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Scheme. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE TRANSACTION STATEMENT AND SCHEME CIRCULAR (WHICH WILL INCLUDE AN EXPLANATORY STATEMENT IN RESPECT OF THE SCHEME IN ACCORDANCE WITH THE REQUIREMENTS OF THE U.K. COMPANIES ACT 2006) AND OTHER RELEVANT DOCUMENTS AS AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE ACQUISITION AND RELATED MATTERS. In addition to receiving the Transaction Statement and the Scheme Circular by mail, you may obtain copies of these documents, as well as all documents filed with or furnished to the SEC regarding this Acquisition, free of charge, at the SEC’s website (www.sec.gov) or from Freeline at https://www.freeline.life or by directing a request to Freeline at investor@freeline.life. Any voting decision or response in relation to the acquisition should be made solely on the basis of the Scheme Circular. This Report does not constitute a prospectus or a prospectus equivalent document.

NO OFFER OR SOLICITATION

This Report is for information purposes only and is not intended to and does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

PARTICIPANTS IN THE SOLICITATION

Syncona and Freeline, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Implementation Agreement. Information regarding Freeline’s directors and executive officers is contained in Freeline’s Form 20-F for the year ended December 31, 2022, which is filed with the SEC. Additional information regarding the participants in the solicitation of proxies in respect of the transactions contemplated by the Implementation Agreement and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Scheme Circular and other relevant materials filed and to be filed with the SEC.

INFORMATION FOR OVERSEAS SHAREHOLDERS

The release, publication or distribution of this Report in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States (including any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Acquisition is sent or made available to shareholders of the Company in that jurisdiction (a “Restricted Jurisdiction”)) should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom or United States or who are subject to the laws of another jurisdiction to vote their Company Shares in respect of the Scheme at the Court Meeting, or to execute and deliver forms of proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. This Report has been prepared for the purpose of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this Report had been prepared in accordance with the laws of jurisdictions outside England.

Copies of this Report and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of acceptance of the acquisition.

If the Acquisition is implemented by way of a Takeover Offer (within the meaning of section 974 of the Companies Act 2006 (as amended from time to time)), such Takeover Offer may not (unless otherwise permitted by applicable law and regulation) be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Acquisition will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to shareholders of the Company in overseas jurisdictions are contained in the Transaction Statement and the Scheme Circular.

NOTICE TO UNITED STATES FREELINE SHAREHOLDERS

The Acquisition relates to the shares of a UK company and is being made by means of a scheme of arrangement provided for under Part 26 of the Act. The Acquisition is to be implemented by way of a scheme of arrangement. If, in the future, Bidco exercises its right to elect to implement the Acquisition by way of a takeover offer (within the meaning of section 974 of the Companies Act 2006 (as amended from time to time)), subject to the terms of the Implementation Agreement (the “Takeover Offer”), and determines to extend the Takeover Offer into the U.S., the Acquisition will be made in compliance with applicable U.S. laws and regulations.

It may be difficult for U.S. shareholders of the Company and holders of ADSs to enforce their rights and any claim arising out of the U.S. federal securities laws, because the Company is located outside of the U.S., and some or all of its officers and directors are residents of countries outside of the U.S. shareholders of Freeline and holders of ADSs may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

U.S. shareholders of the Company and holders of ADSs also should be aware that the Acquisition may have tax consequences in the U.S. A summary of certain United Kingdom and United States taxation consequences of the implementation of the Scheme for certain shareholders of the Company and holders of ADSs is set out in the Scheme Circular. U.S. shareholders of the Company and holders of ADSs are urged to consult with legal, tax and financial advisers in connection with making a decision regarding the Acquisition.

FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of the Company regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than historical facts, including statements regarding the anticipated benefits of the Acquisition, the expected time of effectiveness of the Acquisition and the implementation of the Scheme, are forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including (1) the Acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of requisite approvals by Freeline’s shareholders and the sanction of the Scheme by the High Court of Justice in England and Wales, which conditions may not be satisfied or waived; (2) uncertainties as to the timing of the consummation of the Acquisition and the ability of each party to consummate the Acquisition; (3) the risk that the Acquisition disrupts the parties’ current operations or affects their ability to retain or recruit key employees; (4) the possible diversion of management time on acquisition-related issues; (5) litigation relating to the Acquisition; (6) unexpected costs, charges or expenses resulting from the acquisition; and (7) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Acquisition. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the SEC. You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

EXHIBIT LIST

Exhibit	Description

99.1	Scheme Circular, dated January 18, 2024 (incorporated by reference to Exhibit (a)(3)(1) to Amendment No. 1 to the Transaction Statement on Schedule 13E-3 filed by the Company on January 17, 2024).

99.2	Form of proxy card of the Court Meeting (incorporated by reference to Exhibit (a)(3)(2) to Amendment No. 1 to the Transaction Statement on Schedule 13E-3 filed by the Company on January 17, 2024).

99.3	Form of proxy card of the General Meeting (incorporated by reference to Exhibit (a)(3)(3) to Amendment No. 1 to the Transaction Statement on Schedule 13E-3 filed by the Company on January 17, 2024).

99.4	Form of voting instruction card for holders of ADSs (incorporated by reference to Exhibit (a)(3)(4) to Amendment No. 1 to the Transaction Statement on Schedule 13E-3 filed by the Company on January 17, 2024).

99.5	Form of ADS depositary’s notice to holders of ADSs of the Court Meeting and the General Meeting (incorporated by reference to Exhibit (a)(3)(5) to Amendment No. 1 to the Transaction Statement on Schedule 13E-3 filed by the Company on January 17, 2024).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

Date: January 18, 2024	By:	/s/ Chip McCorkle
	Name	Chip McCorkle
	Title:	Vice President, Legal & Company Secretary